EXHIBIT 99.4

Wipro Limited

Q3-2004-05 Investors Conference Call

January 21, 2004, 11:45 hrs IST

Moderator

Good morning ladies and gentlemen. I am Prathiba, the moderator for this conference. Welcome to Wipro conference call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to hand over to the Wipro management. Thank you and over to Wipro.

Lakshminarayana

Thank you Prathiba. Ladies and gentlemen, a very good morning to you in America, and a good day to you in all other parts of the world. My name is Lakshminarayana, and I am based in Bangalore, along with Sridhar in Mountain View, and Jatin in Bangalore, we handle the investor interface for Wipro. We thank you for your interest in Wipro. It is a great pleasure that I welcome you to Wipro’s teleconference post our results for third fiscal quarter ended December 31, 2004. Present in this call is the entire senior management of Wipro including Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapaty, the CFO, Mr. Vivek Paul, Vice Chairman, Mr. Suresh Vaswani, President - Wipro Infotech, Mr. Vineet Aggarwal, President – Wipro Consumer Care and Lighting, and Mr. Raman Roy, Chairman - Wipro Spectramind. We will begin the call with brief remarks from Mr. Premji and Mr. Senapaty. After which we will be happy to take any questions from you. The conference call will of course be archived and the transcript will be available on our website, www.wipro.com. Before Mr. Premji start his address, let me draw your attention that during this call, we might make certain forward-looking statements within the meaning of Private Security Litigation Reforms Act of 1995. These statements are based on managements current expectations and are associated with uncertainty and risks, which could cause the actually results to differ materially from those expected. These uncertainties and risk factors have been explained in detail in our filings with the SEC of USA. Wipro does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of filing thereof. Ladies and gentlemen, Mr. Azim Premji, Chairman and Managing Director, Wipro.

Azim Premji

I would like to wish all of you all a very happy new year, and I would like to thank you for being present in this investor call. Your Board of Directors in the meeting held this morning approved the accounts for the quarter ending December 31, 2004. The results have been mailed to those registered to us and are also available on our website.

Let me share with you some of our thoughts on our performance and prospects. In our global IT business, a key feature of our performance over the last few quarters has been our focus on revenue productivity and building a portfolio of services that build a strategically superior business model while continuing to deliver solid results on a quarter to quarter basis. The results of the last quarter reinforce this. We continue to see a broad based revenue growth. Every single key vertical grew sequentially. Our differentiated services such as technology infrastructure services and testing services grew double digit sequentially. Europe geography posted fourth successive quarter of double digiti sequential growth.

Combination of customer mix, service mix, and continued operational improvements led to a 1% sequential growth in price realization for onsite as well as offshore revenues.

From people management perspective, annualized attrition for the quarter ending December 2004 came down to 12% in our IT services business. These factors coupled with proactive hedging and improved productivity resulted in our ability to significantly mitigate the negative impact of rupee appreciation and compensation revision on our profitability.

Other businesses continue to deliver robust results. Growing ahead of the market are India, Middle East, and Asia Pacific IT business. Wipro Infotech recorded revenue growth of 45% over the previous year. This strong revenue growth coupled with prudent cost management led to profit before interest and tax growth of 69%, and a 110 basis points expansion in operating margin.

Our consumer care and lighting business grew revenues by 36% and PBIT by 24% on a year on year basis.

Let me take a moment to talk about our strategic direction. About 13 quarters ago we rolled out our strategy to achieve our vision of global leadership in IT services. We have made significant progress over the last couple of years, but that journey is far from over. There has been a clear acceleration in the momentum towards offshore. Bringing as it does many opportunities this trend also calls for constant reorientation of our strategy. We are taking various strategic measures to benefit from these opportunities and deliver the best value proposition for the customer and sustainable value creation for our stake holder.

Looking ahead, the environment we see is one of strong volume growth with price moving in a narrow band. Rupee appreciation will pose an additional challenge in sustaining profitability. We will attempt to mitigate the pressure on profitability by providing higher value added services, moving business offshore, and improving utilization and managing costs. As the Indian economy posts healthy growth, we hope to benefit from the growth in our Wipro Infotech and Wipro Consumer Care and Lighting business.

I will request Suresh Senapaty, our CFO, to comment on financial results before we take questions.

Suresh Senapaty

A very good morning to all of you gentlemen and ladies. Wish you all a very happy New Year. Mr. Premji shared our view on the business environment. I will touch upon a few aspects of financial and operational significance. During the quarter, we had sequential revenue growth of 7.6% in our global IT services business, which comprised of 7.6% revenue growth in the IT services component of that segment and 8% growth in the IT enabled services business component of that segment. The 7.6% growth in the services component was driven by a 7.1% growth in the volume of business combined with a 1% increase each in our realization rate for work performed onsite at our client’s offices and work performed offshore.

On a forex front, our realized rate for the quarter was about Rs.45.14 versus the rate of Rs.45.93 realized for the quarter ended September 2004. During the quarter, we had the benefit of certain hedges that we had contracted at higher rates. As of December 31, 2004, after allocation of foreign currency assets on balance sheet, we have outstanding hedges of about $614 million deliverable over the next four to five quarters.

Operating margin for our global IT business for the quarter was 26.1%. Operating income for the segment includes a non-cash charge of Rs.151 million towards expensing of stock compensation in the form of restricted stock units. This has negatively impacted the operating margin by 1%. Excluding this charge, the operating margin for this quarter was 27%. This operating margins includes a 2% negative impact, gross impact 3% netted by positive impact of 1% due to campus hires for the compensation revision for our offshore team given during the quarter ended December 2004. Further, during the quarter, we also saw a significant appreciation in the rupee, which also affected our revenues and profitability adversely. However, higher price realization, operational improvements, and proactive hedging helped significantly in mitigating these factors and arrest the drop in operating margin.

For the quarter ended March 2005, we expect volume led growth with stable price realization. Operating margins would be impacted by the sharp appreciation of the rupee. We will endeavor to contain the contraction to the extent possible through improved productivity.

We will now be glad to take questions.

Moderator

Thank you very much sir. We will now begin the Q&A interactive session. Participants who wish to ask questions, please press *1 on your touchtone enabled telephone keypad. On pressing *1, participants will get a chance to present their question on a first-in-line basis. Participants are requested to use their handsets while asking a question. To ask question, please press *1 now. First in line, we have Mr. Anantha Narayan from Morgan Stanley.

Anantha Narayan

Thank you, good morning, and happy New Year everyone. This is Anantha from JM Morgan Stanley. I had a question on the attrition rate. We have seen some really significant improvement in the attrition number on the IT services front, what is driving that, or is this just a cyclical factor?

And secondly, could you just give us how you calculate the attrition numbers for Spectramind and what is the numerator and what is the denominator?

Bijay Sahoo

Hi, this is Bijay Sahoo here. I am the Head – Talent engagement and development for Wipro Technologies. We have taken for Wipro Technologies some compensation and non- compensation based action, which has resulted in reduction in attrition. Compensation, as Mr. Senapaty talked about, we have given increment which is 15-18%, and also we have given the employees the restricted stock grants. And the other, you asked about the second question, how do we calculate attrition for BPO business. The computation is, we calculate quarterly basis, on a quarterly basis. The opening manpower and closing manpower, the difference, the attrition, and we calculate percentage based on that.

Suresh Senapaty

So, which means, the numerator will be the number of people left during the quarter divided by the opening and the closing average of the quarter head count, and that is how you calculate the percentage of attrition for the quarter for Wipro BPO.

Anantha Narayan

Anantha:

On the second part, just to clarify, you know, approximately about 3500 people would have left during the quarter, is that a correct number?

Sudip Banerjee

2900.

Anantha Narayan

Okay. And just finally, Senapaty, are there going to be any stock option expenses in fiscal 2006 related to some of your older options?

Suresh Senapaty

What is the question?

Anantha Narayan

Will there be any stock option expenses in fiscal 2006?

Suresh Senapaty

Yes, if you look at the FAS 123 revised ,are, what it says at this point in time is that, a.) It will be effective July 1, 2005, and will mean expensing the options that are outstanding as on that date, unlisted options outstanding as on that date and/or any other options that may be granted on or after that date. So it will impact the P&L of ours effective July 1, 2005.

Anantha Narayan

Will it be possible for you to quantify the impact in fiscal 06?

Suresh Senapaty

We haven’t done that, but you know, let us try and share that as we come closer to the quarter.

Anantha Narayan

Okay. Thank you and good luck.

Suresh Senapaty

Thank you.

Moderator

Thank you very much sir. We have our next question from Mr. Ashish of IL&FS.

Ashish

Yeah, my question is regarding the salary hike, could you quantify what the salary hike was this quarter?

Suresh Senapaty

We talked about in the offshore about 15-18%, salary hike for the offshore employees, and this was given between September-October-November.

Ashish

Okay. Another thing was forex hedging, the quantum has reduced, is this just a quarter by quarter variation or any changes?

Suresh Senapaty

Well, we had a position which we had communicated as of September end, which was 900 odd, and as of now, December 31, 2004, we have 614 approximately after allocating certain hedges to the accounts receivable and other foreign exchange assets that are on the balance sheet. So it has gone down to the extent that we had the net inflow coming in already in the quarter ending December, and there wasn’t any fresh large exposure taken.

Ashish

Okay. Thanks.

Suresh Senapaty

Thank you.

Moderator

Thank you very much sir. Next question comes from Mr. Mahesh Vaze of Brics Securities.

Mahesh Vaze

Hi. You have had fourth quarter of significant billing rate growth and it is a performance which is quite unique in the industry, one thing is, if you look back, what is it that has caused this significant change? And from here on, how does the trajectory looks?

Rich Garnick

This is Rich Garnick. We saw a price increase primarily driven by new contracts by new customers coming in at an average higher rate than our historic rates for existing customers. We also on a tactical level, not on a broad base head-to-head negotiations with our existing customers, improved pricing and yield through adding additional service lines, higher value service lines as we talked about earlier today. We saw additional growth in our TIS business, our infrastructure business, and our testing services business, which have a higher rate yield for our organization.

Mahesh Vaze

And how does the scenario look going forward?

Rich Garnick

We typically don’t give any indications long term.

Balki

Balki here, we expect to move it in a very narrow band.

Mahesh Vaze

Okay. Secondly, almost everyone has become bearish on the US economy, especially on US dollar because of the trade deficit and things like that. When we are at a beginning of a financial year, when you sit with customers do you hear them voicing any concerns that there could be slow down in the second half and may be the technology spending might not be as good.

Rich

Yes, from two different perspectives. First, at a macro level, you may have just heard George Bush with his inauguration just talked about a strong dollar and strong growth for the economy. However, that does not translate one to one. When we talk to customers, what we have seen is an overall you know a cautiously optimistic approach for long-term growth for the technology spend.

Mahesh Vaze

Okay. And one last thing on the IT enabled services side, this quarter the number of customers have come down by one, and no new customers being transitioned, and about 3000 people left. So, would you say Raman that the business environment has changed for worse in some way over the last six months or so?

Raman Roy

No not really, we do not show when we initiate BPO engagements for existing IT customers. We do not show that as an incremental customer because the customer adds are as an overall Wipro Corporation level. If you look at the increase in number of processes that we are doing you will see that there is a 19% increase in processes what our customers are asking us to fulfill for them, taking the number of processes in production to 285. So we continue to see huge traction from our customers. We continue to see their desire to bring in more value added work as the remote model demonstrates continued success for them.

Mahesh Vaze

And this one customer....okay, so what would be the number of entities that BPO side is working with, including some of the, whatever, are Wipro customers.

Rich

They are all Wipro customers, first of all.

Raman Roy

No, we do not distinguish any more between, which practice fulfills the customers, but I would say that the number that is given here which are unique customers of our BPO business, that total number where we do fulfillment would be about 4-5 higher.

Mahesh Vaze

Okay. And these 3000 people who left, typically where do they end up?

Raman Roy

When people leave where do they go? Oh! well, when people leave us they typically end up working for a lot of the other companies in this sector. We also see a lot of people leaving for higher education. There is a component of our business that we are focused on the undergraduate segments, and we realize that during examination times etc., they do not get adequate leave which at times we were not giving, they tend to leave.

There is both a positive side and the negative side to this, because we have focused on creating people employable in creating them to international capability, because that is what our customers are looking for, but the other side of the same thing is that some of the newer companies coming into being find that as attractive readymade talent, and it is creating a situation of people leaving one company going to the other, going to the third. But if we look at the root cause that is the availability of a labor pool that has fulfillment capabilities on a global platform, and as an industry we need to focus on that.

We are a target.., our training fortunately for us is rated as the best in the industry, and we are therefore a targeted company.

Mahesh Vaze

Okay. Thanks a lot and all the best.

Moderator

Thank you very much sir. Next in line, we have Ms. Mitali Ghosh from DSP Merrill Lynch.

Mitali Ghosh

Yes Good morning. My question was on again business process outsourcing side. Given that in the voice business one does seem to be facing a lot of attrition etc. Do you think the solution is partly in changing the mix of the business more towards transaction processing? Would the dynamics be different there, and also what would that imply from you know rates and margin kind of perspective?

Raman Roy

Mitali you are on the spot for that as not only as the attrition control, but as I said earlier, customers with a proven business model, and for our BPO business this wonderful platform that we have created proving that model are asking for some of those services which may be classified transaction processing because voice is not necessarily the mode of fulfillment. And yes, as it uses high quality staff, as it uses more educated staff, this part of the business definitely gets higher a revenue and a higher margin. Also, our existing business we have a double-digit percentage of our business where we are already performing these services for our customer. We notice that the attrition for this segment of our business is significantly lower. It is less than a third what we faced on the voice side of the business, which is focused on nighttime.

Mitali Ghosh

Right. Did I get you correctly Raman, you said the revenue and margins would be higher on the transaction processing side.

Raman

Yes, depending on what segment of that, you know, if you are in rule set processing, it is not that high. But today we do work in underwriting, we do end-to-end accounting for our customers where their quarterly results are actually made by Wipro and given to them. For those kinds of segments the revenues are higher and our margins are higher.

Suresh Senapaty

Mitali, it means in bottom line terms, a rate realization on the transaction processing, and if it improves the shift utilization, it does contribute to operating margins being better.

Mitali Ghosh

Right. And this is currently in double digit you said as a proportion of revenues.

Raman

Yes that is correct.

Mitali Ghosh

Next question just to Vivek, essentially on the IT environment you mentioned on CNBC that you saw some softness in environment there. What would that really mean in terms of you know the kind of service mix that is being outsourced to the Indian vendors etc., and also if you could just touch upon the trends on the embedded systems and telecom service provider?

Vivek Paul

Sure. So first let me talk a little bit about my outlook. When I said it was soft, it didn’t mean that it was declining. It meant that the calendar growth in 2005 would be lower than the calendar growth in 2004 because 2004 also had a bit of catch-up spend in the United States. Having said that, you know, we all have to recognize that in some sense the whole question is theoretical because you know the trillions of dollars of IT spend in the US don’t necessarily translate to what an opportunity, an opportunity is still driven by addressable market and we continue to see ways to expand that addressable market including, for example, what we have seen on infrastructure side where we are beginning to see the whole wave of offshoring beginning to touch that business. We are beginning to see testing really picking up as an area of interest, and I think so on we would continue to see more and more aspects of the IT spending become amenable to the offshore side. With regards to your specific question on embedded, I would like to say that we are seeing a softness in the market that we address, again a softness not decline in the market but in a slower growth rate. What we are seeing is that semiconductor and computing companies are cutting back on their R&D spend, and as a result we are beginning to see their interest levels in the overall spend with us coming down a little bit. On the telecom service provider segment, I will ask Dr. Rao who leads that segment to comment a little bit about what he sees as happening in that area.

Raman Roy

While Dr. Rao comes in, Mitali, the exact percentage of our non-voice business for the last quarter was 15%.

Mitali Ghosh

Fine thanks.

Dr. Rao

With respect to the telecom service provider segment what we see is definitely spending is taking place. I don’t say that spending is increasing, but however, the focus providing both for network up-gradation as well as new services, particularly in the new, what we call it as, new services. Typically the mobile data services and mobile multimedia services, and spending is taking place in these areas. The whole area of network infrastructure up-gradation and new services relating to mobile service. And we expect that our growth will continue in specifically the telecom provider space.

Mitali Ghosh

Okay. Thank you very much.

Moderator

Thank you very much mam. Our next question comes from Ms. Priya Rohira of Refco Securities.

Priya

Good morning to all of you. A couple of questions, my first question relates to the pricing environment. While you mentioned that you know we are in a narrow band, and this quarter saw an increase in the composition of revenues from new customers. If we were to analyze the onsite and offshore billing rates for the past 15 quarters, onsite we are the highest in this quarter and for offshore we are just 4.7% lower than the peak. So while you are mentioning in narrow band would it imply that we would be almost at near peak at this point of time?

Rich

To say that we established a peak at any stage during any business environment that runs in cycles, would be I think a challenge for anyone. I think what we have seen is focus from our business to continue to add value, improve our pricing, improve our productivity, and improve our margins. So I am not going to acknowledge that we are at any peak at this moment. We are going to strive to continue to improve our pricing through the value that we are rendering to our clients and continue to work on that issue.

Priya

Okay. My second question relates to the Infrastructure Management Services, and it is said it is an opportunity equivalent to what we saw in IT services. Could you give us an idea on, you know, the likely onsite-offshore or you know a realistic onsite-offshore mix because it tends to be more offshore centric in case of IMS Services.

Rich

Suresh Vaswani will address that.

Suresh Vaswani

On the infrastructures side, which was largely an onsite centric business two or three years back, today we have been able to have a substantial portion of the business being executed from offshore. So we have got, you know, just a rough number, something like 60% of the people for infrastructure services being based offshore and 40% being based onsite. One of the key strengths, you know, just to elaborate further on that, one of the key strengths for us on the infrastructure services side has been our superior execution capability on remote services and on remote data center management services, and there have been a few analysts reports in this quarter including IDC and AMR which have rated Wipro Technology as the leader on remote data center services, which basically means leveraging the global delivery model for infrastructure services this quarter.

Suresh Senapaty

And to answer the other question in terms of the potential, if you look at the endorsement of AMR and IDC, they are talking about 60% efforts could be offshored.

Priya

Okay.

Sridhar Ramasubbu

And currently we are the largest infrastructure.., in the offshore IT space.

Priya

I appreciate that. My third question is related to the utilization, while the current quarter typically has 8 to 10% lower billable days; we have seen the utilization from 74% to 71%, where the employee additions have been 947, which was expected to be lower than the last quarter, could you highlight some of the key highlights for this quarter which apparently saw 300 basis point reduction in utilization, or is it largely a pool of training continuing for the past 3200 odd employees which we saw in September quarter?

Laxman Badiga

That’s right. This is Laxman Badiga here. What happened is, the freshers joined at the end of the quarter which is continuing into, the training period is continuing into this part, which has partly affected the utilization. Going forward we see that going to change in Q4. So we should be seeing better utilization in this quarter going forward.

Priya

Okay my last question relates to your top client, which you know has de-grown by 11.4%. Is there a change in the top client or is it continuation of the same client or some project getting completed again?

Balki

It continues to be the same client.

Priya

Okay and which is largely on account of the re-structuring at the end of the client or you know a similar way of completion of some project.

Balki

No, both the things have happened. The customer is also going through re-structuring and the major project which we are handling is coming to a close.

Sudip Banerjee

Also, this is Sudip Banerjee. The top client is going through a fundamental re-structuring of the business, and a lot of that business is got sold off, so we will see that business coming from the people who have bought the business, so you will not see it in the revenue from the top client.

Priya

Okay, thank you very much and wish you all the best.

Moderator

Thank you very much mam. Next question comes from Mr. Pankaj Kapoor of AMN Amro

Pankaj Kapoor

Hi, my question relates to the performance of the utilities and the financial services domain in which we had acquisition of Nervewire and AMS. Utilities have grown by just about 3% CAGR over the last six quarters, and financial services also have been very subdued. Can you comment on this and in terms of how the acquisition is really coming up now?

Girish Paranjpe

Hi this is Girish Paranjpe, I head the financial services group. Actually, I am little puzzled as to why we say financial services is subdued because this quarter we grew 15% and last quarter we grew 14% sequentially. So we have seen very robust growth in the financial services business and there has been contribution of all the people who came to us through the acquisition, so I am unable to kind of relate to the comment you made.

Pankaj Kapoor

See that the CAGR over the last six quarters, if one looks at, is just about 11.9 compared to, you know, the technology service business has grown at a higher percentage point. So I was just looking at comparatively in terms of financial services like how the growth has been different and are we actually getting the result that we are hoping because of the acquisition.

Girish

No, we certainly have been helped by the acquisition that we made and our compounding annual growth rate has been probably among the highest among the various verticals in Wipro Technologies.

Suresh Senapaty

And also the way to look at is, you have to look at the growth of financial services in Wipro versus some of the peers for making the comparison as opposed any other factor.

Pankaj Kapoor

On the AMS, can you comment of the utilities front.

Sudip Banerjee

Yeah, actually most of the people who came in through that acquisition have now been settled in different parts of the organization, so not specifically services the E&U, Energy and Utilities vertical alone. So that revenue has got split across number of verticals. So that is why you do not see the effect of that on just E&U.

Pankaj Kapoor

Fine. And on BPO, there is one question related to that. There has been no significant change in terms of client base, the client base has remained constant. There is no client addition. So any comment on this?

Raman Roy

Yeah Pankaj, as I said in answer to an earlier question, where we start offering BPO services to an existing Wipro Technologies customer, we do not show that as add on of new customer in the BPO screen. If you look at the number of processes that we have in production at the end of this quarter who will see that went up to, that grew by 19% to 85 different processes.

Pankaj Kapoor

Right, thanks a lot.

Suresh Senapaty

And just to correct the data that we had given in terms of the number of people who left the BPO services, it was about 3480 people last quarter gross. This was with reference to the question by Anantha in terms of what the numbers are, and we thought we just correct it because the earlier number we then talked about was 2900 or something like that. Thank you.

Pankaj Kapoor

Fine. Thanks a lot.

Moderator

Thank you very much sir. Next question comes from Mr. Pratik Gupta of Citi Group.

Pratik Gupta

Hi, congratulation for the quarter. I just wanted get some more clarification on the pricing environment, you said earlier that most of your price increases are coming from new customers at higher rate and also you have seen some re-negotiations but I was just wondering in general does that mean given that other companies are saying that they are not seeing any meaningful increases in the overall pricing improvement that you could be potentially, your volume growth could have been higher had you not taken these price increases, or could you give us sense for your strategy on the trade off between pricing and volumes, what do you see the outlook going forward?

Rich

I do not think we have seen an impact, if I understand your question correctly, you are trying to interpret the fact that, given the fact we have a price increase that kind of muted our growth, is that what your question is?

Pratik Gupta

Well, no. Actually, what I was referring to was that would your growth have been even higher had you not taken these price increases, or are you saying that lot of these price increases are coming of contracts which you have signed during you know the TMT downturn, and just you know, just bringing rates up back to the market rate, so could you just give us a sense of what is going on there?

Rich

From my perspective, I think we have a balanced approach to the market place. Our pricing increases have been driven by a desire to be competitive in adding these services as I pointed out earlier. The infrastructure services offering for example has grown dramatically quarter to quarter, that comes to us often at higher rates, higher services. I think our balanced approach has enabled us to grow both our volume and our rates simultaneously. I do not think we walked away for any business opportunities to the best of my recollection last quarter based on the pricing objective.

Pratik Gupta

Okay.

Suresh Senapaty

And also it becomes portfolio of the customer, you know, when you get the higher growth then the customers really get a better realization versus the not so higher growth and the low rate, so you get that mix difference also.

Balki

This is Balki here. It is not that we are trading on the price elasticity, in the sense that by going for a lower price, we have got a higher number of customers. Our customer addition continues to be robust. So this quarter we added 26 customers and overall for the three quarters, we added 90 customers which is in line with what we added in the previous year.

Pratik Gupta

Okay. Can I just also get a clarification on the infrastructure services side, you might have answered this earlier, but I was just wondering the sharp increase we have seen in this business, is this some kind of you know just some new customers coming in all of a sudden or some kind of quarterly thing or do you think this is a more sustainable long term trend over here?

Suresh Vaswani

Okay, this is Suresh Vaswani here. See on the infrastructure services side, we have had an exceedingly good quarter. So you see sequential growth is 34%, and this is largely being driven by eight new customers in infrastructure services that we have acquired, and wins in existing customers accounts about 5, so there have been 13 new infrastructure services contracts. Now the growth this quarter is driven by two major projects that we won last quarter, and we spoke about that earlier, which has ramped up in this quarter. Plus, we had a very significant win from a large American manufacturing organization which involves 100,000 users, message migration, as well as messaging management over a long-term annuity sort of a contract. So there have been significant wins for infrastructure services this year, there have been significant wins this quarter, which has led to the sort of growth that we are seeing on the infrastructure services side. Just to give a perspective on this business, it continues to be a key growth driver for us. We have over 140 customers on the infrastructure services side. We have close to 1500 people, and this rides on the strength that we also have in the domestic market, where we have around 5000 people on the infrastructure services side. We today actually represent all aspect of infrastructure services globally. So whether it is consulting, whether it is managed services, or whether it is telecom infrastructure services, or whether it is IT help desk or product support services. So in a nutshell I think we have got a wide range of services, comprehensive range of services, and this business line is therefore becoming a good growth driver for us and enabling us to acquire more and more customers, and enabling us to leverage on our already existing base in Wipro Technologies.

Suresh Senapaty

But Pratik just to supplement what Suresh has said, I think it is the business that we are all excited about. In terms of your question, yes, the revenue is sustainable. But if you talk about whether the growth rates are, I think we will not expect the similar kind of growth rates quarter after quarter. They tend to be.., because deal sizes are uneven, sometimes you get higher growth rates in terms of sequential and sometimes may not be as high. So growth rates may not be, but revenue, yes.

Pratik Gupta

Okay, thank you. Can I just ask one more question on the foreign exchange policy, couple of quarters ago you had taken out almost a billion dollar hedge which effectively covered your receivables for about I think six quarters or so, and basically your view back then was that the rupee is likely to appreciate, you want to protect your revenues and you want to avoid fx fluctuations in your business, obviously that has helped in this current quarter given the rupee appreciation. I was just wondering the size of the fx hedge seems to be unwinding, I was just wondering are you now taking a slightly different view where you want to shorten the length of the fx cover, or do you think this is something which will be taken up again at some point in the next one or two quarters?

Suresh Senapaty

I think the strategy is to be dynamic enough, and also the overall way we go about is, yes, we have in the horizon the next six quarters, and as the quarters come closer you try to hedge for more closer to 100% as you go forward. So perhaps coming 12-month perspective, our objective would be to hedge 60 to 80% kind of thing, and in the, what you call, immediately succeeding quarters, the coverage percentage would be higher. As of now the kind of position we have is net of the worn down that has happened in the previous three quarters. We have not taken any significant increases as of now. The kind of covers we have is about 614 after assigning whatever has to be for all the foreign currency assets on the balance sheet as of 31st of December. So, the approach would be this, now when to take the hedge and not, I suppose we are running a treasury who would take those decisions and calls, and we will keep reporting to you every quarter, the position.

Pratik Gupta

Okay. Thank you very much.

Suresh Senapaty

Thank you.

Moderator

Thank you very much sir. Next question comes from Mr. Mick Dillon of Arete Research.

Mac Dillon

Hi, I just wanted to ask a couple of quick questions. You said that you are looking for margins to be stable, given that you have just given offshore salary hike of 15 to 18% over the last couple of months, are you expecting no onsite salary hikes, or should we expect onsite salary hikes throughout the coming quarter as well, and then there are two other questions as well.

Suresh Senapaty

See, the point was that we have given some comp increases in offshore in the last quarter. Some of that impact will be fully felt in the current quarter, plus we will have the impact of the foreign exchange, and there will many other positive levers that we will have. So net-net we think going forward, that is, for the current quarter, but for the impact of the foreign exchange, our objective would be to mitigate most of the adverse factors.

Mick Dillon

And are you expecting onsite salary hike?

Suresh Senapaty

Well, there is an expectation to happen, but there is no such specific plans as to in the current quarter.

Mick Dillon

Okay, so we should look for that in April. And then finally just if you could talk a little bit about acquisitions, one of the other callers before mentioned about the sort of slower growth in verticals that you made acquisitions in, what are your sort of future plans, have you got any thing eminent, and where do you feel you need to bulk up?

Suresh Senapaty

Actually if you look at the acquisitions, Girish Paranjpe, who heads our financial services practice, has just explained that. I think our growth rate in the last four to five quarters in the financial services practice has been far superior to what we had in the past or compared to others. So we have fair amount of success. We had a fair amount of success in our BPO practice. We had seen traction in terms of our healthcare practice, the acquisition that we had done. We had a fair amount of success in the Ericsson acquisition, the assets that we did. We have got significant amount of growth in that area. So far as the utilities is concerned, we had a consulting practice to build on that. Sudip’s point was that some of the people that we acquired as a part of that deal have got distributed over other practices. Therefore, they are not reported on a standalone and the full impact does not come into the E&U. So E&U muted growth, so called, is not that the acquisition has not worked well but there may have been other downsides in terms of the top customer not growing and so and so forth, and therefore we were still able to hold on to descent growth. So it continues to be a driver for us to be able to achieve our vision, and we are constantly looking at opportunities in all the verticals and the practices.

Mick Dillon

And is there any specific practice, say in the infrastructure management or something, that you need to bulk up more.

Suresh Senapaty

Well infrastructure support services you would have seen that we have grown it from scratch because of the domestic practice that we have as part of Wipro Infotech, and because we are hardware manufacturers ourselves, I think we had a lot of experience, and having had that about three to four years back, we rolled it out as global practice and have been able to build it up. So we have a decent practice in that, but there may be certain niches opportunities where we could be, have an open mind, but if you say, do we rule out any acquisitions in infrastructure support services, no, we are not ruling out.

Mick Dillon

Okay thank you.

Moderator.

Thank you very much sir.

Next in line, we have Mr. Shekhar Singh from ICICI Securities

Shekhar Singh

Hi sir, congratulations on very good set of numbers. Just wanted to, if you can elaborate on this one-time non-cash charge related to the stock grants, was it one time or will it be recurring? And under which subhead has that been shown in the financials?

Suresh Senapaty

On the financials, it goes into cost of goods sold or SG&A depending upon whichever people have got and they get covered under the variable cost or on the SG&A. So it could be G&A, it could be selling and marketing, or it could be cost of goods as a part of the gross margin net off.

Shekhar Singh

And there it will be under salaries, wages, and bounces.

Suresh Senapaty

That is right.

Shekhar Singh

Okay. And is it one-time in nature?

Suresh Senapaty

Well, this is a restricted stock unit, which vests over a five-year period. So the entire cost gets expensed out over a 20-quarter period for whatever has been granted on 1st of October.

Shekhar Singh

Yeah. Mr. Senapaty, secondly I just wanted to know like, if you were to look at your per man-month onsite and per man-month offshore cost, onsite cost calculated in dollars and offshore in rupee, what will be the change on a Q on Q basis?

Suresh Senapaty

See because last quarter we have given about 15 to 18% increase in the offshore, and some selective compensation increase in onsite also.

Shekhar Singh

Yeah, but it is spread over, say like okay, with the widening of the base of your organizational pyramid, the overall average impact will be much lower I suppose.

Suresh Senapaty

Yes, because when you talk about offshore compensation as a percentage to revenue, it is about 20%. So any increase that happens will be applied on the 20% of the cost.

Shekhar Singh

But on a per man-month basis how much will that change?

Suresh Senapaty

I mean, if the compensation increase 15%, it will change by that much, right.

Balki

But also will be mitigated by the increase in the campus and what you have expressed as widening at the base of the pyramid.

Shekhar Singh

Okay.

Suresh Senapaty

So it will be a bulge improvement as well as the compensation increase, mix of this, the final impact will be.

Shekhar Singh

Thirdly like, I am just slightly bothered about the continuous reduction in the number of clients in your three to five million dollar billing bucket, is it something which we actually need to bother about because over the past three to four quarters we have seen it is coming down?

Suresh Senapaty

I think the best way to look at is whether the overall number of customers more than one million dollar has gone up and that has gone up decently. So as far as the buckets of more than 20, 10 to 25, 5 to 10 is concerned they keep on shuffling based on the project that you undertake, and to our mind it will be a worry if we do not have the overall million dollar accounts going up, and we have seen a good decent results on that.

Rich

If I could add, this is Rich Garnick. You could also talk about the fact, look at the fact that we saw significant increase in the number of customers in the five to ten million dollar range. So there is in essence deeper penetration and growth in the customers that were in the three to five million that have grown up to the next level. So you have got to look at blended customer mix.

Shekhar Singh

Okay. Lastly like, related to your onsite salary increases, what is the sort of trend which is prevailing in the US, like okay, whether IT consultants have already started getting salary hikes, or is it like, because we heard some statements from EDS, where for a section of the employees they are planning to cut salaries, so I just wanted to know like, okay, what is the trend in the US in terms of the salary increases or decreases or whatever it is?

Bijay Sahoo

The IT industry average for last year was 3 to 4%, and this year just a survey got released by Word at Work that says it will be 4 to 5%.

Shekhar Singh

Okay, thanks a lot.

Moderator

Thank you very much sir. Next in line we have Mr. Depen Shah from Kotak Securities.

Depen Shah

Good morning. Just one thing like, most of the questions have been answered, just one more data point I was looking at was the strength of the sales team, which you mentioned on the data sheets, which you gave. It has remained constant at 161 employees for the last three quarters, I believe that is the part of the cost control exercise, but just I was thinking as to how long can this sales team service an ever increasing revenue base?

Rich

We continually look at it, and I think one way to look at it is that we have leveraged the fact that we are getting increased productivity out of our selling organization. We also get leverage our of the selling organization by focussing on client engagements and offering wider set of services into the same client, again increasing productivity. How long going forward? Bottom line is we continue to grow the business, we continue to add across our organization, and in that to support the continued growth of the business, and we keep constantly looking at that. And when you look at the organization from a go-to-market, it is not just the selling organization, it is the entire organization facing the customer. We met with a couple of thousand people, actually more than that on our customer site that are touching customers everyday. We continue to work with them to look at customers and identify opportunities, and layered on that is our pre-sales and technical support that does not get calculated in our sales strength. So the number is not indicative of our entire investment portfolio to engage with customers.

Depen Shah

Okay and the next one thing...

Suresh Senapaty

And also what happens is a lot of guys, who in the practice side, whether it is enterprise application or technology infrastructure, or testing services, which does not get counted because more and more focus is on the practice, you have people supporting from backside also which helps in acquiring customers.

Rich

And just to follow on, we absolutely are committed to investing more to continue to grow this business and accelerate our growth.

Depen Shah

Okay that is helpful. And the next thing is just a data point, the outstanding forward contractors of 614 million, at what rate have they ben actually hedged, or what is the average rate for that?

Suresh Senapaty

They are in excess of 44 rupees.

Depen Shah

Okay. Thanks very much and all the best.

Moderator

Thank you very much sir. Our next question comes from Mr. Amit Khurana of IL&FS.

Amit Khurana

Thank you very much. Just wanted to understand, if you were to look at the proportion of employees that we have today, who are less than two to three years work experience, what would be that proportion and do you see any further scope in broadening that profile?

Suresh Senapaty

Can you repeat the question please, your voice was little breaking. Are you on a cell phone?

Amit Khurana

Hello.

Suresh Senapaty

Are you accessing through cell phone?

Amit Khurana

Yeah, that is right.

Suresh Senapaty

Could you speak little slowly so that we catch you well.

Moderator

Hello Mr. Khurana. Hello sir.

Amit Khurana

Can you hear me?

Suresh Senapaty

Amit now we can hear you.

Amit Khurana

Okay, I was actually looking for the proportion of employees with about three years of work experience?

Suresh Senapaty

Lost you Amit.

Amit Khurana

Okay I will take this off line, no problem, please carry on.

Suresh Senapaty

Thank you.

Moderator

Thank you very much sir. Next in line we have Mr. Apoorva Shah from ASK Raymond James.

Apoorva Shah

Hi sir. My question relates to the BPO side of the business where you know the attrition seems to have reached almost an all-time high sort of number, just wondering is this now turning out to be a very serious constraint to growth, you know, are there situation where you have some orders on hand but aren’t able to fill them because it is difficult to assemble stable team in time for such orders.

Raman Roy

Yes Apoorva, both the aspects that you pointed out are pretty challenging, which is the availability of talent in large enough numbers that we have a appetite for, or what our customers have an appetite for, that is the challenge. There trainability and how long they take to become global fulfillment resources is growing and therefore that has an impact on the investment in training etc. And then once you have gone through the cycle of training them, you know, losing those trained resources in terms of attrition because, which is the function of the availability of the labor pool, that in itself is a challenge. So these are big challenging environment that we are facing. We are working towards solutions on each one of these aspects of creating more availability or finding ways of retention and of reducing training time. So we have got things in place to address each one of them but all these aspects are a big challenged today.

Apoorva Shah

But you know while these issues are being addressed over the next couple of quarters should we expect more subdued growth in the BPO side compared to what we have been seeing for the last couple of years?

Raman Roy

See we are seeing a reasonable growth. If you look at it, we grew approximately 9%. We grew about 48% YOY over quarter on quarter. Will this impact, yes it will, but what is more important is that it will definitely greatly impede our capability to realize what the potential could have been, because right now we reported 14300 people, if we could get another 3000 people, we will be happy to hire them. Simultaneously, you heard me earlier talk about the transformation that we are taking the business through to focus in on the transaction processing side or the non-voice side or the high-value added side of the business, and that is what our customers are asking for. We think we have built a wonderful base, demonstrating to the customer what could be offshore, and we are looking at leveraging that capability as we go forward.

Apoorva Shah

Sure sir. But on the non-voice side, any acquisition that you may be planning, you know, are there good deals available in the market, and you know what are the sort of valuations that owners might be demanding for such companies?

Raman Roy

All I can say is we keep our eyes, ears open to look at any deal. We are happy to look at any opportunities that will bring out competencies and capabilities that are incremental to what we have in our business today, or that will bring in customers incremental to what we have in our business. Are there huge number of opportunities? A lot come up, we look at them, as and when we find something worthwhile your will hear of it.

Apoorva Shah

Just one last thing if I can just get the capex number, you know, what was the capex in the quarter and what is likely to be for the full year for the whole company?

Suresh Senapaty

We sort of again don’t share what we are likely to invest, but if you look at the., for the quarter, the investment has been 150 crores.

Apoorva Shah

And what it would be year to date.

Suresh Senapaty

We will give you the data off line.

Apoorva Shah

Sure, all right, thanks a lot.

Moderator

Thank you very much sir. Next is a followup question from Mr. Mahesh Vaze of Brics Securities.

Mahesh Vaze

Hi Vivek, in answer to one of the question you made an interesting point that some of the spend in 2004 was perhaps a catch up spend. So do you see some segments which might slow down where the catch up spend was more, one segment that comes to mind is package implementation, it could be one such thing where there was some catch up spend and it might slow down.

Rich

If I heard your question, let me just make sure I understand, are you looking at what the spend would be for the actual packages or the services that are rendered behind the packages?

Mahesh Vaze

No, no, see what I want to understand is, Vivek said that there has been some catch-up spend in the 2004 spend, and that part could slow down though the growth would still continue, so I just wanted to understand what segment would have perhaps more component of catch-up spend.

Vivek Paul

I think it is really across the board. There is no one particular segment, again, I just want to make sure that, you know, my comments related to the overall IT spend not to our addressable market. If you look at the overall IT spend, there was a very muted investment over the past couple of years that we saw come back and get released last year as the economy in the United States and elsewhere continues to improve. So I think that that catchup spend will not be this year, but it will be really across the board is what we understand, particularly on the application bills and on the package implement part.

Mahesh Vaze

Okay, thanks.

Moderator

Thank you very much sir. We have a next followup question from Ms. Mitali Ghosh of DSP Merrill Lynch.

Mitali Ghosh

Hi, I wanted to understand, 1.) What proportion of profits going forward will come under taxation as the sort of ten-year period get over. Could you give us a sense for 2006 and 2007?

Suresh Senapaty

Yeah, we will do that as we come closer to the year Mitali.

Mitali Ghosh

And the second is just a followup to Dr. Rao where you know you mentioned that telecom service provider is growing, but I was just wondering, I mean. this quarter it has come down if you could just help us correlate that?

Suresh Senapaty

Could you repeat the question Mitali?

Mitali Ghosh

Yeah, the question was on telecom services provider, for this quarter it seems to have declined a bit or rather been soft a bit, and yet the environment apparently is quite good is I think what Dr. Rao was mentioning, so just wanted to understand why this quarter may not have been that good or is it just a quarterly aberration?

Balki

Mitali, Balki here. The main reason for this quarter changes, we had a major component of a big system integration work, which was completed in the previous quarter. If we exclude that one on the service front, Q2 to Q3 we have a healthy growth.

Mitali Ghosh

I see. And last thing is in case you could elaborate a bit on the testing area in terms of what is really driving the growth there, you know, what are the sort of the customers, and how that compares with other areas in terms of rates and margins?

Suresh Vaswani

Okay this is Suresh Vaswani again, and I will talk about testing, let me just give a little bit of background on testing, on Wipro’s testing services. It has traditionally been a part of our telecom and embedded business, but this year we spun off testing as a separate independent service line which caters not only to the technology side of the business but also to be enterprise side of the business. So you know, we are basically leveraging on the strengths that we have built up in testing over the last couple of years, and building on the domain expertise that we have on our enterprise side of the business to offer a powerful testing proposition to our customers. So we have a comprehensive range of testing services today, which is all about life cycle testing, test consultancy, specialized testing, test automation, and we are able to integrate that as a complete managed services insofar as the testing need of customers is concerned. So that is a little bit of background. Secondly, increasingly testing is being seen by customers, especially on the enterprise side, it was always seen as strong on the technology, but on the enterprise side it is increasingly being seen as mission critical because as applications go more and more online and the cost of failed applications is substantial, customers are now beginning to focus a lot more on consolidating their test strategies and so on so forth. So we are clearly seeing this as an interesting market for us. We have very well poised in terms of having, I would say, a unique proposition vis-a-vis most of our competitors so to speak in terms of an independent testing practice, and we are making the necessary investments in terms of positioning ourselves strongly in the market, and you know, going back to our customers and enhancing our service line penetration there.

Mitali Ghosh

How would it compare in terms of the kind of rates it commands relative to your other services?

Suresh Vaswani

See I will tell you, you could split up testing into various parts.

Suresh Senapaty

It is again a range of services, you have high-end, low-end. So it not necessarily means, testing means it is more like lower prices. So you have again a combination depending upon the kind of end need. But the beauty of this business is, it is very high offshore centric.

Vivek Paul

And if I can just add to that, you know, the value that you have here is not necessarily on the pricing, but if you can get the productivity benefit, if you think about the six sigma tools, there is a tool called the Taguchi method, that cuts the number of test cases by factor of 15 if we can do on a combined project basis and use the expertise that we have built, which we believe really exceeds pretty much anywhere in the world, I think we have an enormous opportunity to drive productivity.

Mitali Ghosh

Thank you very much.

Moderator

Thank you very much mam. At this moment, I would like to hand over the floor back to Wipro management for final remarks.

Lakshminarayana

Thank you ladies and gentlemen for participating in this call. Should you have missed anything, the audio archive of this call will be available on our website, and we would also be putting up a transcript of this call very soon, and of course should you need any further information or clarification, the investor relations team would be delighted to talk to you. We look forward to talking to you again next quarter, and have a nice day.

Moderator

Ladies and gentlemen, thank you for using CyberBazaar’s conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.